   CROWN

   (registered trademark)

   Crown Central Petroleum Corporation
   Refiners / marketers of petroleum products & petrochemicals
   One North Charles Street, P.O. Box 1168, Baltimore,
   Maryland 21203, (410) 539-7400

   RESULTS SECOND QUARTER 1996

   July 25, 1996

   Dear Shareholders:

   Crown Central Petroleum Corporation announced today a net profit of $3.0 million ($.31 per share) in the second quarter of 1996, compared to a net profit of $7.0 million ($.72 per share) in the second quarter of 1995.
   Sales and operating revenues for the second quarter were $431 million compared to revenues of $380 million in the second quarter of 1995.

   For the first six months of 1996, the Company had a net loss of $10.0 million ($1.03 per share) on revenues of $802 million compared to a net loss of $3.1 million
   ($.32 per share) on revenues of $725 million in the first half of 1995.

   While the benchmark West Texas Intermediate crude oil averaged 11% higher for the second quarter compared with the same 1995 period, Gulf Coast refining margins did not keep pace and declined $.80/BBL for the period, directly impacting the company's refining margins.

   During the quarter, Crown announced the Pasadena, Texas refinery will process 20,000 barrels per day, for a 12 month period, of crude oil supplied by Statoil North
   America Inc. In return, Crown will provide refined products to Statoil on a formula basis. This mutually beneficial agreement provides a predictable source of crude and a fixed market for a portion of Crown's refining output.

   Retail marketing operations recovered significantly during the quarter as the $.16/gallon gasoline margin was double that of the first quarter. Net retail profit before income tax totaled $10.5 million compared to $3.4 million for the same 1995 period and is up 18% for the first six months from $6.2 million to $7.3 million.
   Retail same store gasoline volumes increased 2% for the quarter while overall gasoline volumes were up 6% with the additional units. Merchandise gross margins improved 14% compared to the same period last year on a same store basis. Overall merchandise sales showed a 3% gain.

   As a result of the counter cyclical nature of refining and marketing margins, one of Crown's strategic goals has been to integrate these operations so as to reduce overall margin exposure. I am very pleased with the increase in our retail gasoline volumes which surpasses industry growth for the first six months.

   During the quarter, Crown's retail marketing division was renamed CrownCen Marketing Co. This trade name designation will provide the retail unit with a clear, distinct identity within the marketing segment of the industry.

   Results for the quarter and first six months of 1996 reflect a net benefit before income taxes of approximately $4.1 million and $2.5 million, respectively, related to the adjustment of reserves required principally for certain pending litigation and employee benefit liabilities, which were partially offset by $1.6 million of certain first quarter 1996 corporate restructuring and benefits charges.

   The Pasadena refinery also announced a joint venture with Shell Chemical Co. This project consists of compression and pipeline facilities that transport ethylene rich gas from Crown's (FCC) process unit to Shell's olefins recovery process in Deer Park, Texas.
   Crown thus receives a higher value for its FCC gas because of the premium received for the ethylene portion of this major process stream.

   The lockout of the Oil, Chemical, and Atomic Workers
   Union (OCAW) at Pasadena is into its sixth month. While discussions continue and proposals are being presented and some program has been made, regretably the parties remain far apart on a number of significant issues. The
   National Labor Relations Board (NLRB) regional decision in favor of the company has been appealed by OCAW to the NLRB general counsel in Washington and a final ruling is expected shortly. Personnel operating the refinery deserve great credit for their professionalism, commitment and superior performance during this period.

   On May 15, Crown and First Maryland Bancorp's credit card subsidiary, First Omni Bank, announced release of the new Crown MasterCard. This new card represents additional value and convenience to Crown customers.
   Charged purchases earn points towards premiums selected from a unique gifts catalog.

   Effective April 1, Crown announced a new senior management structure from existing personnel designed to implement the company's strategic plans and to ensure the long term profitability of the company. Elected were Randall M. Trembly (49) to Executive Vice President and Philip W. Taff (54) as Executive Vice President and
   Chief Financial Officer. Other Crown personnel elected to Senior Vice President or Vice President with new responsibilities and titles include: Edward L.
   Rosenberg (40) Senior Vice President-Supply and
   Transportation, Frank B. Rosenberg (37) Senior Vice
   President-Marketing, John E. Wheeler, Jr. (43) Senior
   Vice President-Finance, Paul J. Ebner (38) Vice
   President-Shared Services,and Dolores B. Rawlings (58)
   Vice President, Corporate Secretary and Executive
   Assistant to the Chairman.  Effective June 1, James
   Robert (Rick) Evans (50) was elected Vice President-
   Retail Marketing.



   Thank you for your continuing support during these challenging times.

   Sincerely,


   HENRY A. ROSENBERG, JR.
   Chairman of the Board, Chief Executive Officer, and
   President



                   Crown Central Petroleum Corporation ans Subsidiaries
                        Dollars in thousands, except per share data

                                        Six Months Ended      Three Months Ended
                                             June 30               June 30
                                         1996       1995       1996       1995
                                       ---------  --------   ---------  --------
          Sales and operating
          revenues                     802,299
                                      $          $ 724,958    431,208
                                                            $            380,125
                                                                        $

          (Loss) income before
          income taxes                 (16,626)      2,219      1,384     11,426

          (Loss) income before
          extraordinary item            (9,998)        112      3,012      7,030

          (Loss) from extraordinary
          item  __
                1/
                                          ----            )
                                                    (3,257       ----       ----

          Net (loss) income                   )
                                        (9,998            )
                                                    (3,145      3,012      7,030

          (Loss) income per share
          before extraordinary item      (1.03)        .01        .31        .72


          (Loss) per share from
          extraordinary item              ----            )
                                                      (.33       ----       ----

          Net (loss) income per
          share                               )
                                         (1.03            )
                                                      (.32        .31        .72

          Weighted average shares
          used in the computation of
          (loss) income oer share     9,711,419   9,697,598  9,711,419  9,697,598


        During the first quarter of 1995, the Company incurred an

   __
   1/


        extraordinary loss as a result of the early retirement of its outstanding 10.42% Senior Notes (Notes).  The outstanding

        Notes were retired on January 24, 1995 from the proceeds

        received from the sale of $125 million of unsecured 10 7/8%

        Senior Notes due February 1, 2005.



                           CROWN CENTRAL PETROLEUM CORPORATION
                                  OPERATING STATISTICS

                                     Six Months Ended      Three Months Ended
                                          June 30                June 30
                                     1996        1995        1996       1995
                                   ---------  ----------  ---------   ---------
          COMBINED REFINERY
          OPERATIONS
          -----------------------

          Production (BPD - M)          150         154        149         155
          Production (MMbbl)           27.4        27.9       13.8        14.1
          Sales (MMMbbl)               30.1        25.2       15.6        13.6
          Gross Margin ($/bbl)         2.08        3.16       1.89        3.66
          Gross Profit ($MM)           62.6        79.6       29.6        49.6
          Operating Cost ($/bbl)       2.13        2.66       1.91        2.46
          Operating Cost ($MM)         64.2        66.9       29.8        33.4
          Net Refining Profit
          ($MM)                        (1.6)       12.7           )
                                                              (0.2        16.2

          RETAIL
          -----------------------
          Number Stores                 350         332        350         332
          Volume (pmps - Mgal)          124         124        127         126
          Volume (MMgal)                260         248        133         126
          Gas Gross Margin
          ($/gal)                      0.12        0.12       0.16        0.11
          Gas Gross Profit ($MM)       32.0        28.7       21.6        13.3

          Merchandise Sales (pmps


          - $M)                        24.0        24.7       25.5        25.8
          Merchandise Sales ($MM)      50.3        49.1       26.8        25.7
          Merchandise Gross
          Margin (%)                   28.7        25.8       30.1        26.4
          Merchandise Gross
          Profit ($MM)                 14.4        12.7        8.1         6.8

          Retail Gross Profit
          ($MM)                        46.4        41.4       29.7        20.1
          Retail Operating Costs
          (pmps - $M)                 (19.0)      (17.0)     (19.1)      (16.3)
          Retail Operating Costs
          ($MM)                       (39.9)      (33.8)     (20.1)      (16.2)
          Retail Non-Operating
          Income (Expense) ($MM)        0.8        (1.4)       0.5        (0.5)
          Retail Net Profit ($MM)       7.3         6.2       10.1         3.4

          Wholesale / Terminal
          ($MM)                         0.0        (0.7)      (1.5)       (0.6)
          LIFO (Provision) ($MM)       (8.9)       (2.4)      (1.2)       (1.1)
          Corporate Overhead /
          Other ($MM)                 (13.4)      (13.5)      (5.8)       (6.5)
          Income Tax Benefit
          (Expense) ($MM)               6.6        (2.1)       1.6        (4.4)
          (Loss) from
          Extraordinary Item
          ($MM)                                    (3.3)

          Total Net (Loss) Income
          ($MM)                       (10.0)       (3.1)       3.0         7.0

          Depreciation &
          Amortization ($MM)           16.0        18.9        8.0         9.5
          Net Interest Expense
          ($MM)                         6.2         5.5        3.2         3.0
          LIFO Provision ($MM)          8.9         2.4        1.2         1.1
          (Gain) from Asset
          Disposals ($MM)               0.0        (0.2)       0.0        (0.4)
          Loss from Extraordinary
          Item ($MM)                                3.3

          EBITDAAL ($MM)               14.5        28.9       13.8        24.6

          Capital Expenditures
          ($MM)                        14.7        14.8        7.3         8.2


   BPD = Barrels Per Day
   bbl = barrel or barrels as applicable
   gal = gallon or gallons as applicable
   pmps = per month per store
   M = in thousands
   MM = in millions
